                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)*

                              Concepts Direct, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    206013104
                              ----------------------
                                 (CUSIP Number)

Mr. Lance Laifer                            Gerald Adler
Laifer Capital Management, Inc.             Swidler Berlin Shereff Friedman, LLP
Hilltop Partners, L.P.                      405 Lexington Avenue
450 Seventh Avenue, Suite 1604              New York, New York 10174
New York, New York 10036 (212) 268-8048     (212) 973-0111
------------------------------------------------------------ -------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 13, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 206013104                                                Page  2   of   8   Pages
          ---------                                                    -----    -----
--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Hilltop Partners, L.P.
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]

                                                                                                        (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                          [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                    469,437
      OWNED BY        ----------------------------------------------------------------------------------------------
        EACH          8      SHARED VOTING POWER
     REPORTING
       PERSON                       0
        WITH          ----------------------------------------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                                    469,437
                      ----------------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 469,437
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]


--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 9.0%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                                 PN
--------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8


                                                   SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 206013104                                                     Page  3   of   8   Pages
          ---------                                                         -----    -----
--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Laifer Capital Management, Inc.
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                        (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                           [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   514,937
      OWNED BY        ----------------------------------------------------------------------------------------------
        EACH          8      SHARED VOTING POWER
     REPORTING
       PERSON                      0
        WITH          ----------------------------------------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                                   514,937
                      ----------------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                   427,500
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               942,437
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               18.0%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                               CO, IA
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8


                                                   SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 206013104                                                     Page  4   of   8   Pages
          ---------                                                         -----    -----
--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Lance Laifer
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]

                                                                                                        (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                           [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   514,937
      OWNED BY        ----------------------------------------------------------------------------------------------
        EACH          8      SHARED VOTING POWER
     REPORTING
       PERSON                      0
        WITH          ----------------------------------------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                                   514,937
                      ----------------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                   427,500
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                942,437
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]


--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                18.0%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                                IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

                          SCHEDULE 13D AMENDMENT NO. 18
                              CONCEPTS DIRECT, INC.

         This Amendment No. 18 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of August 4, 1994 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Inc. (Laifer Inc. has subsequently changed its name to Laifer Capital Management, Inc.) and Lance Laifer (the "Reporting Persons"), Amendment No. 1 to the Schedule 13D relating to the event date of December 30, 1994, Amendment No. 2 to the Schedule 13D relating to the event date of March 23, 1995, Amendment No. 3 to the Schedule 13D relating to the event date of May 9, 1995, Amendment No. 4 to the Schedule 13D relating to the event date of October 25, 1995, Amendment No. 5 to the Schedule 13D relating to the event date of March 12, 1996, Amendment No. 6 to the Schedule 13D relating to the event date of August 14, 1996, Amendment No. 7 to the Schedule 13D relating to the event date of January 21, 1997, Amendment No. 8 to the Schedule 13D relating to the event date of May 9, 1997, Amendment No. 9 to the Schedule 13D relating to the event date of July 3, 1997, Amendment No. 10 to the Schedule 13D relating to the event date of July 22, 1997, Amendment No. 11 to the Schedule 13D relating to the event date of October 31, 1997, Amendment No. 12 to the Schedule 13D relating to the event date of January 6, 1998, Amendment No. 13 to the Schedule 13D relating to the event date of January 4, 1999, Amendment No. 14 to the
Schedule 13D relating to the event date of December 1, 1999, Amendment No. 15 to the Schedule 13D relating to the event date of March 8, 2000, Amendment No. 16 to the Schedule 13D relating to the event date of March 12, 2001 and Amendment No. 17 to the Schedule 13D relating to the event date of November 7, 2001, each relating to the common stock, par value $.10 per share (the "Common Stock"), of Concepts Direct, Inc. (the "Issuer"). The above-referenced Statement on Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, Amendment No. 6 to the Schedule 13D, Amendment No. 7 to the Schedule 13D, Amendment No. 8 to the Schedule 13D, Amendment No. 9 to the Schedule 13D, Amendment No. 10 to the Schedule 13D, Amendment No. 11 to the Schedule 13D, Amendment No. 12 to the Schedule 13D, Amendment No. 13 to the Schedule 13D, Amendment No. 14 to the Schedule 13D, Amendment No. 15 to the Schedule 13D, Amendment No. 16 to the Schedule 13D and Amendment No. 17 to the Schedule 13D are collectively referred to herein as the "Schedule 13D." Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the issuer is 2950 Colorful Avenue, Longmont, Colorado 80501.

Item 5. Interest in Securities of the Issuer
        ------------------------------------
        Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

        (a) Hilltop is the beneficial owner of 469,437 shares (9.0%) of the Common Stock.

        Laifer Capital Management, Inc. is the beneficial owner of 942,437 shares (18.0%) of Common Stock. The 942,437 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

        (i) 469,437 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described above; and

        (ii) 427,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

        Lance Laifer, as President, sole director and principal stockholder of Laifer Capital Management, Inc. is the beneficial owner of the 942,437 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

        The number of shares beneficially owned by each of the Reporting
Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 5,231,426 outstanding shares of Common Stock on December 16, 2002 as reported by the Issuer in a press release.

        (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 469,437 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

        Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 469,437 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. has the sole power
(i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 45,500 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with Wolfson the power to dispose and direct the disposition of the 427,500 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

        (c) Certain of the Reporting Persons sold shares of Common Stock of the Issuer during the last sixty days. All such shares were sold on the open market. Additional information concerning said transactions is contained on Annex A hereto.

        (d)   Not applicable.

        (e)   Not applicable.

SIGNATURE
---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 19, 2002

                                   HILLTOP PARTNERS, L.P.

                                   By: LAIFER CAPITAL MANAGEMENT, INC.,
                                       as General Partner


                                   By: /s/ Lance Laifer
                                       ----------------
                                       Lance Laifer, President


                                   LAIFER CAPITAL MANAGEMENT, INC.


                                   By: /s/ Lance Laifer
                                       ----------------
                                       Lance Laifer, President



                                   /s/ Lance Laifer
                                   ----------------
                                   LANCE LAIFER

                                     Annex A

      Date and Action          Price     Commission    Net Price     Laifer     Hilltop      Wolfson     Offshore
                                                                     Shares     Shares       Shares      Shares

     12/13/2002/ - SOLD        $0.43        $0.01        $0.42          0          0         208,600        0
